April 17, 2012

Ajay Koduri

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

Re: Norman Cay Development, Inc.

Form 10-Q for the quarter ended January 31, 2012

Filed March 14, 2012

Form 8-K dated January 23, 2012

Filed January 30, 2012

Response letter dated March 5, 2012

File No. 333-167284

Dear Mr. Koduri:

Norman Cay Development, Inc., a Nevada corporation (the “Company”), has received and reviewed your letter (the “Comment Letter”) of April 4, 2012, pertaining to the Company’s Form 10-Q (the “Quarterly Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on March 14, 2012, and the Company’s Form 8-K (the “Current Filing”) as filed with the Commission on January 30, 2012 (collectively the “Filings”).

Per our discussion today, we hope to submit our written reply to the Commission ten (10) days from the original due date, no later than April 27, 2012, as the Company is still in the process of working on its response.  Again, we apologize for the delay in responding to the Comment Letter.

In connection with the Company’s responding to the comments set forth in the April 4, 2012 Comment Letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact us if you have any questions or comments in regard to this letter or the information contained herein.

Very truly yours,

NORMAN CAY DEVELOPMENT, INC.

/s/ Shelly Guidarelli

By: Shelly Guidarelli

Title:  President

4472 Winding Lane

Stevensville, MI 49127